APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Income Statement, 12/31/2019
WeHa Brewing & Roasting Company

	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12	Annual Totals
Revenue													
Brewery Sales													$ -
Coffee Sales													$ -
Food Sales													$ -
Merchandise/Coffee Beans ("Retail") Sales													$ -
Total Revenue	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Cost of Goods Sold													
Brewery COGS													$ -
Coffee COGS													$ -
Food COGS													$ -
Merchandise/Coffee Beans COGS													$ -
Total Cost of Goods Sold	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Gross Margin	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Payroll	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Operating Expenses													
POS Processing Fees	-	-	-	-	-	-	-	-	-	-	-	-	$ -
Advertising													$ -
Car and Truck Expenses													$ -
Additional Inventory on-hand													$ -
Contract Labor (Not included in payroll)													$ -
Insurance (other than health)													$ -
Legal and Professional Services													$ -
Licenses (TTB, State)													$ -
Office Expense													$ -
Additional Equipment													$ -
Rent or Lease -- Vehicles, Machinery, Equipment													$ -
Rent or Lease -- Building													$ -
Repairs and Maintenance													$ -
Supplies													$ -
Travel, Meals and Entertainment													$ -
Utilities													$ -
Property Tax													$ -
Excise Taxes (TTB)													$ -
Excise Taxes (CT)													$ -
Miscellaneous													$ -
Keg Leasing													$ -
Total Operating Expenses	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Income (Before Other Expenses)	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Other Expenses													
Amortized Start-up Expenses & Depreciation													$ -
Interest													$ -
Commercial Loan													$ -
Credit Card Debt													$ -
Vehicle Loans													$ -
Other Bank Debt - Line of Credit													$ -
Bad Debt Expense													$ -
Total Other Expenses	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Net Income Before Income Tax	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Income Tax	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Net Profit/Loss	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Balance Sheet_12/31/2019
WeHa Brewing & Roasting Company

ASSETS		Year 1
Current Assets		
Cash		-
Accounts Receivable		-
Inventory		-
Prepaid Expenses		-
Other Initial Costs		-
	Total Current Assets $	-
Fixed Assets		
Real Estate -- Land		-
Real Estate -- Buildings		-
Leasehold Improvements		-
Brewery Equipment		-
Coffee Roasting Equipment		-
Furniture and Fixtures		-
Vehicles		-
Other		-
(Less Accumulated Depreciation)		-
	Total Fixed Assets $	-
Total Assets	$	-
LIABILITIES & EQUITY		
Liabilities		
Accounts Payable		-
Commercial Loan Balance		-
Commercial Mortgage Balance		-
Credit Card Debt Balance		-
Vehicle Loans Balance		-
Other Bank Debt Balance		-
Line of Credit Balance		-
	Total Liabilities $	-
Equity		-
Preferred Stock	$	-
Retained Earnings		-
Dividends Dispersed/Owners Draw		-
	Total Equity $	-
Total Liabilities and Equity	$	-

I, Cody McCormack, certify that:

1. The financial statements of WeHa Brewing Company included in this Form are true and complete in all material respects; and
2. The tax return information of WeHa Brewing Company has not been included in this Form as WeHa Brewing Company was formed on 05/29/2019 and has not filed a tax return to date.

Signature DocuSigned by: Cody McCormack
28E4E768429B4FE...

Name: Cody McCormack

Title: President & CEO